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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT


    We consent to the use in this Amendment No. 2 to Registration Statement No. 333-18811 of Radyne Corp. of our report, which is dated February 7, 1997 except as to certain information in Note 7, the date of which is March 2, 1997, (which expresses an unqualified opinion and includes an explanatory paragraph relating to the United States Bankruptcy Court of the Eastern District of New York entering an order confirming the Company's plan of reorganization which became effective at the close of business on December 16, 1994), appearing in the Prospectus, which is part of such Registration Statement and to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP
Phoenix, Arizona
April 14, 1997